1996
                                 UNITED GROCERS
                                  ANNUAL REPORT


MESSAGE FROM
CHAIRMAN AND PRESIDENT

                  In the future, we'll view 1996 as the beginning of one of the biggest and most positive transitions United Grocers has ever undertaken. We made a major acquisition in California; and unprecedented investments in our distribution centers, Information Services, and other departments.

                  Given the exceptional goals we aimed for, we knew that it would be a bumpy road. Growth doesn't come without growing pains. But both United Grocers California division and United Grocers Portland division accepted the challenge, because they believed in the benefits that we are already beginning to see achieved.

                  Yes, our results for 1996 were modest. Although sales were up, earnings were down this year. In addition, there were the costs associated with our investments, our labor and operating expenses increased, and our competition was very active.

                  Still, you should feel nothing but pride and optimism. We've build strong teams to set and implement our goals, and we've worked hard to attain them. United Grocers is as strong as ever, well positioned for profitable growth in the future.

                  With your ongoing commitment and increased support for your warehouse, United Grocers will continue to prosper. Now let's look forward to success in 1997.


/s/Peter J. O'Neal                                         /s/Alan C. Jones
Peter J. O'Neal,                                           Alan C. Jones,
Chairman                                                   President/CEO

PHASE ONE:
KNOWING THE MARKET

                  The first step in creating a successful grocery store is knowing the customer well. And United Grocers helps our members do just that. When members initiate the process of building a new store, or expanding a current one, we start at the beginning.

                  We assess the existing competition, demographics, and available sales volume data. With our extensive database and connections to professional research companies, we are often able to get numbers back overnight.

                  We study benchmarks, consider site and market options, compute a thorough cost analysis, and consult with the owner about store format and features.

                  It's a thorough, careful process in which nothing is left to accident because we know the secret to our success is ensuring our member stores' success.

PHASE TWO:
FINDING YOUR SPACE

                  The "first law" of real estate holds especially true for supermarkets: It all comes down to location, location, location.

                  We do extensive site searches, working with developers to get the best locations. Our reputation for success leads many to offer us available sites first, enabling us to secure prime locations that often aren't available for independent retailers.

                  We work frequently with real estate brokerage firms that specialize in retail development. Together, we have created compelling real estate development marketing materials which we use to interest developers in having a United Grocers member store as a tenant. With the combined benefits of local United Grocers ownership and our brokers' access to retail opportunity, we are able to move quickly.

PHASE THREE:
THE BACKING YOU NEED

                  After completing a cost analysis on a proposed new store or existing store remodel, we are able to look at a number of flexible financing options. We have developed relationships with major financial institutions and are able to obtain and utilize their funds for our members' projects. In addition to assisting with store financing packages, we can arrange loans for improvements, inventory, and fixtures.

                  United Grocers is dedicated to investing the necessary time, expertise, and money it takes to help make our members successful and profitable. Each year, a large portion of the company's annual earnings are returned to United Grocers member stores in a year-end patronage dividend.

                  But United Grocers' assistance doesn't end there. The Northwest Federal Credit Union has a full range of services for store owners, employees, and their families. Our Retail Accounting Department prepares financial statements, computes taxes, handles payroll, and advises owners on tax strategies. Retail operations counseling is available to improve profits, merchandising, and overall execution of the retail package. And we pull it all together with state-of-the-art Retail Technology Services that are developed with the support and involvement of our store owners.

PHASE FOUR:
MAKING A PLAN

                  Premiere Consulting has been an invaluable resource for our members in developing a strategic business plan specific to their markets and their needs. Through Premiere Consulting, we offer a staff experienced in the supermarket industry and familiar with its problems and opportunities.

                  What's more, Premiere offers educational programs that allow store owners to better develop their human resources, improve communication, maximize profits, and grow their businesses.

                  Workshops created especially for the grocery industry are another part of what Premiere Consulting has to offer. These comprehensive, dynamic seminars have a big impact in motivating employees to get involved in the store's success. Accounting, management development, human resource management, and customer service are but a few of the topics addressed.

                  United Grocers programs also help store owners stay in compliance with employment laws; all related personnel and administrative forms are available to member grocers as well.

PHASE FIVE:
PUTTING IT ALL TOGETHER

                  Store Development helps create the facility and image needed for a store to stay in step with shoppers' needs, wants, and expectations. Whether an owner wants to expand square footage or build from scratch, United Grocers is there to help. United Grocers' project manager associates evaluate the market study and business development, and assist the store owner in developing a detailed budget, including the plan and design of the project. Every detail is covered, from architects to contractors, budgets to merchandising, store layout and design to zoning laws.

                  United Grocers' experienced team helps each store owner make the right choices for his individual store. Then, utilizing our network of suppliers, we're able to apply the same buying power we use for acquiring groceries to save members money on fixtures and equipment.

PHASE SIX:
THE FINISHING TOUCHES

                  United Grocers offers nearly a thousand choices in produce, not to mention the West's largest selection of meat, dairy, deli, and bakery items. We also supply national brand groceries as well as our own private label Western Family and Valley Fare brands, which are number one in customer acceptance for store brands.

                  Our members benefit from full-time merchandisers who work directly with them to train employees and provide expertise in merchandising. We are currently helping many of our members implement foot courts, which can be customized by store, and offer a large selection of prepared salads, meats, and cheeses, designed to service customers who shop "by the meal" rather than by the week.

                  Convenient and competitive, our volume buying power keeps prices down, and then cuts them further with weekly hot sheets, pallet specials, case incentives, and volume rebates. United Grocers experts also assist store owners with marketing programs for product selection, preparation, merchandising, advertising, promotions, and pricing.

A COMMITTED TEAM

                  Understanding that independent grocers benefit most in a partnership with a supportive wholesaler, we at United Grocers are committed to providing the programs, expertise, and guidance our members need to ensure their success, now and in the future.

management

        Alan C. Jones, President & CEO
        Paula M. Anetil, Business Development Manager
        Ronald E. Dove, Director of Operations
        Ross E. Dwinell, President of Grocers Insurance Group, Inc.
        George P. Fleming, Asst. Secretary, President of United Resources, Inc. Ralph P. Matile III, California Division Manager
        R. David May, President of Rich & Rhine, Inc.
        Keith A. Miller, Director of Purchasing & Marketing
        Susan D. Weber, Director of Human Resources
        John W. White, Vice President & CFO
        John M. Willis, Director of Foodservice

board of directors

RAYMOND L. NIDIFFER                         DEAN F. RYAN
C&K Market, Inc.                            Tops Sentry Market
Chairperson, Facility Planning Committee    Member, Facility Planning Committee
Member, Executive Finance Committee         Term expires 1998
Term expires 1997
                                            RON L. MANCASOLA
PETER J. O'NEAL, CHAIRMAN                   Al Mancasola's Grocery Market, Inc.
Quality Food Investments, Inc.              Member, Audit Committee
Chairperson, Executive Finance Committee    Term expires 1999
Member, Facility Planning Committee
Member, Compensation Committee
Term expires 1997


H. RICHARD LEONARD                          DAVID D. NEAL
Market Basket Thriftway                     SMN Company
Chairperson, Audit Committee                Chairperson, Nominating Committee
Term expires 1998                           Member, Facility Planning Committee
                                            Member, Audit Committee
                                            Term expires 1997

                                            H. LARRY MONTGOMERY
                                            Larry's Markets, Inc.
                                            Member, Executive Finance Committee
                                            Term expires 1999

                                            GORDON E. SMITH, VICE CHAIRMAN
                                            Vernonia Sentry &
                                              Food Basket Select
                                            Member, Executive Finance Committee
                                            Member, Compensation Committee
                                            Term expires 1998

                                            ROBERT A. LAMB
                                            RAL Inc.
                                            Member, Audit Committee
                                            Member, Facility Planning Committee
                                            Member, UGPAC/Legislative Committee
                                            Term expires 1999



HEADQUARTERS:              MEDFORD DIVISION:            CALIFORNIA DIVISION:
6433 S.E. Lake Road        2195 Sage Road               800 E. Pescadero Avenue
Portland, Oregon  97222    Medford, Oregon  97501       Tracy, California  95376
P.O. Box 22187             P.O. Box 1647                P.O. Box 989
Portland, Oregon  97269    Medford, Oregon  97501       Tracy, California  95378
(503) 833-1000             (541) 773-7383               (209) 832-6200
Fax (503) 833-1962         Fax (541) 773-7383, Ext 263  Fax (209) 832-6255

UNITED GROCERS 1996 ANNUAL REPORT

SUMMARY OF NET SALES AND OPERATIONS
                                                                                             (Dollars in thousands)
                                                                 For Fiscal Year Ended
                                          September 27,              September 29,              September 30,
                                              1996                       1995                      1994
                                               Percentage                   Percentage               Percentage
                                                 of Total                     of Total                 of Total
Product or Service                      Revenue   Revenue          Revenue     Revenue       Revenue    Revenue
---------------------------------------------------------------------------------------------------------------
Grocery1                              $ 670,746     51.54        $ 432,499       42.48      $399,803      41.87
Dairy & Deli                            113,094      8.69          105,263       10.34       105,336      11.04
Meat                                     76,850      5.90           83,227        8.17        86,893       9.11
Produce                                  48,456      3.72           49,108        4.82        47,709       5.00
Frozen Foods                             71,602      5.50           53,992        5.30        53,803       5.64
General Merchandise                      48,396      3.72           45,165        4.44        45,285       4.75
Institutional2                          232,913     17.90          206,312       20.26       179,422      18.81
Retail Services                          18,249      1.40           18,284        1.80        14,169       1.49
Store Finance                             2,572       .20            3,117         .30         3,846        .41
Distribution Segment                  1,282,878     98.57          996,967       97.91       936,266      98.12
Insurance Segment                        18,629      1.43           21,281        2.09        17,954       1.88
TOTAL                                $1,301,507    100.00       $1,018,248      100.00      $954,220     100.00
===============================================================================================================

1 Grocery revenues include sales from retail stores operated on a temporary basis.

2 Institutional revenues include sales of all product lines.

SELECTED CONSOLIDATED FINANCIAL DATA
                                                                                             (Dollars in thousands)
                                                                           Fiscal Years
                                             Sept.  27,       Sept.  29,     Sept.  30,      Oct. 1,      Oct.  2,
                                                1996             1995           1994         1993          1992
------------------------------------------------------------------------------------------------------------------
Income Statement:
Net sales and operations                     $1,301,507       $1,018,248       $954,220     $876,587      $896,587
Net income                                          152            1,379          1,563        1,714         2,723
Total assets                                    384,144          322,456        306,836      285,342       261,289
Long-term liabilities                           143,134          115,624        114,669      105,539       104,645
==================================================================================================================

No dividends on common stock have been declared during any of the fiscal years presented.

Sales are reported on a 52/53 week year basis. The year ending October 2, 1992 was 53 weeks, all other years are 52 weeks.

ANNUAL 10-K REPORT
Stockholders may obtain a copy of the Company's 1996 Form 10-K Report filed with the Securities and Exchange Commission without charge by writing to John White, Vice-President, United Grocers, Inc., Box 22187, Portland, OR 97269.

A BRIEF REVIEW

United Grocers, Inc. (United) an Oregon corporation organized in 1915, taxed as a cooperative, is a wholesale grocery distributor. It supplies groceries and related products to retail grocers located in Oregon, Western Washington, and California. United's goal is to supply grocery products to retailers at prices which enable them to compete effectively in the retail market, and to furnish them other services, such as marketing assistance, engineering, accounting, financing, and insurance, which are important to the successful operation of a retail grocery business.

         United also sells groceries and related products to restaurants, and other institutional buyers, as well as to retailers who are not members. These sales are through company-owned Cash and Carry stores located throughout its marketing area.

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
United Grocers, Inc.


         We have audited the accompanying consolidated balance sheets of United Grocers, Inc. and subsidiaries as of September 27, 1996 and September 29, 1995, and the related consolidated statements of income, members' equity and cash flows for each of the three years in the period ended September 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Grocers, Inc. and subsidiaries as of September 27, 1996 and September 29, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 27, 1996, in conformity with generally accepted accounting principles.

         As discussed in Note 1.f. to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in 1995-96. Also, as discussed in Notes 1.g. and 1.h. respectively, the Company changed its method of accounting for investments in 1994-95 and for reinsurance in 1993-94.

                            /s/ DeLap, White & Raish

                            DELAP, WHITE & RAISH
                            Certified Public Accountants


Portland, Oregon
December 12, 1996

UNITED GROCERS, INC. AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF INCOME
      YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 29, 1995, AND SEPTEMBER 30, 1994

                                    1996            1995            1994
                               --------------  --------------   ------------

Net sales and operations       $1,301,506,666  $1,018,248,456   $954,220,350
                               --------------  --------------   ------------

COSTS AND EXPENSES:
Cost of sales (Note 1.i.)       1,127,188,263     870,097,228    816,721,077
Operating expenses                126,205,437     101,029,068     93,991,529
Selling and administrative
 expenses                          14,989,440      10,872,432      9,533,741
Depreciation (Note 1.k. & 5)        6,629,240       5,952,576      5,609,779
INTEREST:
Interest expense                   14,825,357      12,773,947      9,156,822
Interest income                    (4,162,561)     (4,494,053)    (3,535,802)
                               --------------  --------------   ------------
Interest expense, net              10,662,796       8,279,894      5,621,020
                               --------------  --------------   ------------

Total costs and expenses        1,285,675,176     996,231,198    931,477,146
                               --------------  --------------   ------------

Income before members' allowances
 and patronage dividends, and
 income taxes                      15,831,490      22,017,258     22,743,204

Members' allowances               (11,604,949)    (11,513,784)   (11,449,305)

Members' patronage dividends
 (Note 9)                          (4,000,000)     (8,350,000)    (8,730,168)
                               --------------   -------------   ------------

Income before income taxes            226,541       2,153,474      2,563,731

Provision for income taxes
 (Note 8)                             (74,229)       (774,469)    (1,000,341)
                               --------------   -------------   ------------

NET INCOME                     $      152,312   $   1,379,005   $  1,563,390
                               ==============   =============   ============

The accompanying notes are an integral part of this financial statement.

UNITED GROCERS, INC., AND SUBSIDIARIES
                                                     CONSOLIDATED BALANCE SHEETS
                                       SEPTEMBER 27, 1996 AND SEPTEMBER 29, 1995

ASSETS
                                                       1996             1995
                                                   ------------     ------------
CURRENT ASSETS:
Cash and cash equivalents                          $ 16,509,866     $ 13,045,456
Investments maintained for
 insurance reserves (Note 1.g. & j.
 & 2)                                                46,828,893       40,809,762
Accounts and notes receivable
 (Note 3)                                            78,571,016       70,706,049
Inventories (Note 1.i.)                             105,420,187       81,477,754
Other current assets                                  4,814,449        3,870,703
Deferred income taxes (Note 8)                        2,317,772        2,537,323
                                                   ------------     ------------

Total current assets                                254,462,183      212,447,047
                                                   ------------     ------------

NON-CURRENT ASSETS:
Notes receivable (Note 3)                            24,715,039       21,950,478
Investment in and accounts with
 affiliated companies (Note 1.c. & 15)               12,477,107        8,392,281
Other receivables and investments                     6,363,865        6,869,895
Other non-current assets (Note 4)                    17,223,023       11,668,590
                                                   ------------     ------------

Total non-current assets                             60,779,034       48,881,244
                                                   ------------     ------------

PROPERTY, PLANT AND EQUIPMENT - (net
of accumulated depreciation) (Note 5)                68,902,737       61,127,772
                                                   ------------     ------------

TOTAL                                              $384,143,954     $322,456,063
                                                   ============     ============

LIABILITIES AND MEMBERS' EQUITY
                                                       1996             1995
                                                  ------------      ------------
CURRENT LIABILITIES:
Notes payable - bank (Note 6)                     $ 61,173,867      $ 48,515,543
Accounts payable                                    82,076,707        60,461,117
Insurance reserves supported by
 investments (Note 1.j. and 2)                      29,561,657        29,958,678
Compensation and taxes payable                       5,021,977         3,118,827
Other accrued expenses                               5,130,182         3,662,495
Members' patronage payable (Note 9)                  3,200,110         6,646,867
Current installments of long-term
 liabilities (Note 7)                                9,073,983         7,573,215
                                                  ------------      ------------

Total current liabilities                          195,238,483       159,936,742

LONG-TERM LIABILITIES (Note 7)                     143,134,105       115,623,670

DEFERRED INCOME TAXES (Note 8)                       3,312,267         3,651,247

DEFFERED INCOME (Note 13)                            1,000,026           886,917
                                                  ------------      ------------

Total liabilities                                  342,684,881       280,098,576
                                                  ------------      ------------

Commitments and contingencies (Note 18)

MEMBERS' EQUITY:

Common  stock  (authorized,   10,000,000
 shares at $5.00 par  value;  issued and
 outstanding, 638,451 shares in 1996 and
 655,663  shares in 1995)  (shares owned
 by a member  in  excess  of  4,000  are
 subject to repurchase Note 1.o. & p.)               3,192,255         3,278,315
Additional paid-in capital                          24,224,262        23,956,797
Retained earnings                                   13,842,966        14,923,491
Unrealized gain on investments (Note 2)                199,590           198,884
                                                  ------------      ------------

Total members' equity                               41,459,073        42,357,487
                                                  ------------      ------------

TOTAL                                             $384,143,954      $322,456,063
                                                  ============      ============

The accompanying notes are an integral part of this financial statement.

UNITED GROCERS, INC., AND SUBSIDIARIES

                                                                          CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
                                          YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 29, 1995, AND SEPTEMBER 30, 1994

                                                      Additional                        Unrealized
                                      Common           paid-in          Retained         gain on
                                      stock            capital          earnings       investments          Total
                                    ----------       -----------      -----------      -----------       -----------
Balances, October 1, 1993           $ 3,285,755      $21,006,563      $14,820,084       $      --        $39,112,402

Stock:
 Issued                                 148,090        1,515,656             --                --          1,663,746
 Repurchased                           (334,440)     (1,757,412)       (1,687,261)             --         (3,779,113)
Patronage dividends                     156,675        1,707,757             --                --          1,864,432
Net income                                 --               --          1,563,390              --          1,563,390
                                    -----------      -----------      -----------      -----------       -----------

Balances, September 30, 1994          3,256,080       22,472,564       14,696,213              --         40,424,857

Stock:
 Issued                                 115,780        1,260,324             --                --          1,376,104
 Repurchased                           (230,585)      (1,342,184)      (1,151,727)             --         (2,724,496)
Patronage dividends                     137,040        1,566,093             --                --          1,703,133
Net income                                 --               --          1,379,005              --          1,379,005
Change in accounting principle
 (Note 1.g.)                               --               --               --             (45,693)         (45,693)
Change in unrealized gain                  --               --               --             244,577          244,577
                                    -----------      -----------      -----------      -----------       -----------

Balances, September 29, 1995          3,278,315       23,956,797       14,923,491           198,884       42,357,487

Stock:
 Issued                                  93,620        1,059,512             --                --          1,153,132
 Repurchased                           (244,680)      (1,526,937)      (1,232,837)             --         (3,004,454)
Patronage dividends                      65,000          734,890             --                --            799,890
Net income                                 --               --            152,312              --            152,312
Change in unrealized gain                  --               --               --                 706              706
                                    -----------      -----------      -----------      -----------       -----------

Balances, September 27, 1996        $ 3,192,255      $24,224,262      $13,842,966       $   199,590      $41,459,073
                                    ===========      ===========      ===========      ===========       ===========


Common stock share information:
                                                       Number
DESCRIPTION                                           of shares


Balance, October 1, 1993                               632,312
 Issued                                                 54,457*
 Repurchased                                           (66,888)
                                                      ---------

Balance, September 30, 1994                            619,881
 Issued                                                 81,899*
 Repurchased                                           (46,117)
                                                      ---------

Balance, September 29, 1995                            655,663
 Issued                                                 31,724*
 Repurchased                                           (48,936)
                                                      ---------

Balance, September 27, 1996                            638,451
                                                      =========

*   Includes prior year patronage dividends to be issued.

The accompanying notes are an integral part of this financial statement.

UNITED GROCERS, INC., AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
      YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 29, 1995, AND SEPTEMBER 30, 1994


                                          1996           1995            1994
                                     -----------    -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                           $   152,312    $ 1,379,005     $ 1,563,390
Adjustments to reconcile net
 income to net cash provided by
 (used in) operating activities:
  Depreciation                         6,629,240      5,952,576       5,609,779
Provision for doubtful accounts
 and notes                             2,063,041      1,894,189       1,992,589
Patronage dividends payable
 in common stock                         799,890      1,703,133       1,864,432
Loss on sale of assets                   342,092        402,634         174,927
Equity in loss (earnings) of
 affiliated companies                   (567,701)        46,989         191,760
Deferred income taxes                   (119,429)       181,729         474,889
(Increase) decrease in non-cash
 current assets:
  Accounts and notes receivable       (2,312,952)   (11,087,908)    (15,343,787)
  Inventories                         (3,146,910)    (7,170,332)       (441,006)
  Other current assets                  (403,181)     1,496,592        (642,531)
Increase (decrease) in non-cash
 current liabilities:
  Accounts payable and
   insurance reserves                  7,858,525     (6,248,023)      5,018,583
  Compensation and taxes payable         403,007        166,293         264,397
  Other accrued expenses               1,467,687        502,595        (552,204)
  Members' patronage payable          (3,446,757)      (218,869)       (349,191)
(Increase) decrease in other
 non-current assets                   (3,564,825)    (3,908,777)     (2,598,160)
                                     -----------    -----------     -----------
Net cash provided by (used in)
 operating activities                  6,154,039    (14,908,174)     (2,772,133)
                                     -----------    -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Loans to members                    (22,512,203)   (18,578,568)    (17,768,465)
 Collections on loans to members      10,625,597      7,758,425       6,325,619
 Proceeds from sale of member loans   10,549,302     20,803,339       8,606,739
 Sale of investments                     600,798      3,607,299         843,718
 Redemption of investments             6,784,264      4,630,686       4,747,745
 Purchase of investments             (13,403,487)   (11,909,285)     (8,133,459)
 Investment in affiliated companies     (267,125)      (606,786)     (6,094,315)
 Sale of property, plant
  and equipment                        6,883,519      1,738,326         408,777
 Purchase of property, plant
  and equipment                      (16,231,137)   (10,371,740)     (5,254,582)
 Purchase of business combination    (23,251,791)          --              --
                                     -----------    -----------     -----------

Net cash used in investing
     activities                      (40,222,263)    (2,928,304)    (16,318,223)
                                     -----------    -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of common stock                    $ 1,153,132      $ 1,376,104      $ 1,663,746
Repurchase of common stock               (3,004,454)      (2,724,496)      (3,779,113)
Proceeds of long-term liabilities:
 Revolving bank lines of credit       1,043,200,000      689,100,000      807,500,000
 Mortgages and notes                     30,310,851       25,640,393       12,104,717
 Redeemable notes and certificates       18,056,500       19,529,600       22,395,400
Repayment of long-term liabilities:
 Revolving bank lines of credit      (1,030,541,677)    (671,605,124)    (801,209,733)
 Mortgages and notes                     (6,923,218)     (23,925,822)      (2,789,206)
 Redeemable notes and certificates      (14,718,500)     (19,492,749)     (22,618,900)
                                        -----------      -----------      -----------
Net cash provided by
 financing activities                    37,532,634       17,897,906       13,266,911
                                        -----------      -----------      -----------

Net increase (decrease) in cash
 and cash equivalents                     3,464,410           61,428       (5,823,445)

Cash and cash equivalents:
 Beginning of year                       13,045,456       12,984,028       18,807,473
                                        -----------      -----------      -----------

END OF YEAR                             $16,509,866      $13,045,456      $12,984,028
                                        ===========      ===========      ===========

The accompanying notes are an integral part of this financial statement.

UNITED GROCERS, INC., AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    FOR THE THREE YEARS ENDED SEPTEMBER 27, 1996



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. REPORTING YEAR

      United Grocers, Inc. (the Parent) and subsidiaries (the Company) reports on a fiscal year of 52 or 53 weeks which is the fiscal year of the distribution segment. The Parent's fiscal closing date is the Friday nearest September 30. The fiscal year of the subsidiaries included in the insurance segment ends on September 30.

   b. ORGANIZATION AND NATURE OF OPERATIONS

      The Company has two operating segments. See Note 11 for segment details. The Parent operates primarily as a wholesale grocery cooperative. The Parent's stock is owned by its member customers. Sales to these members account for approximately 80% of the wholesale grocery sales.

   c. PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of United Grocers, Inc. and its wholly-owned subsidiaries as follows: Grocers Insurance Group, Inc., Grocers Insurance Agency, Inc., UGIC, Ltd., Grocers Insurance Company, United Workplace Consultants, Inc., Western Passage Express, Inc., Northwest Process, Inc., UG Resources, Inc., United Resources, Inc., Premier Consulting, Inc., Western Security Services, Ltd., and Rich and Rhine, Inc. All intercompany balances and transactions have been eliminated upon consolidation. Investment in affiliated companies is stated at cost plus the Company's share of undistributed earnings since acquisition (see Note 15).

   d. BUSINESS COMBINATION

      On December 14, 1995 the Company acquired, using the purchase method of accounting, certain assets of the Market Wholesale (Market) grocery division operations of Bay Area Foods, Inc. (Bay Area Foods), for a cash purchase price of approximately $21 million. The Company assumed certain liabilities including obligations under certain real and personal property leases relating to Bay Area Foods, including three leased warehouse locations and leased equipment. The operations of Market are included in the consolidated statement of income beginning December 3, 1995.

          The approximate values allocated to the assets acquired, amount of liabilities assumed, and net value of assets acquired, are stated below:

      Acquired assets                                      Amount
      ---------------                                   -----------
      Accounts receivable and customer loans            $12,290,000
      Inventories                                        20,796,000
      Deposits and other assets                           1,541,000
      Equipment including capitalized leases              5,286,000
      Goodwill amortized over 15 years                      484,000
                                                        -----------
      Total acquired assets                              40,397,000
                                                        -----------
      Assumed liabilities
      Accounts payable                                   13,360,000
      Customer rebates and employee accruals              1,500,000
      Capitalized lease payable                           2,286,000
                                                        -----------
      Total assumed liabilities                          17,146,000
                                                        -----------

      Net value of assets acquired                      $23,251,000
                                                        ===========

      In connection with the acquisition, the Company entered into a five year supply agreement with Bay Area Foods and some of their retail stores. The agreement calls for normal rebates, other than year-end patronage, that is available to other customers. These retail stores account for approximately 20 percent of the total warehouse volume of the acquired operations.

          Funding for the acquisition was provided by increased short-term bank credit. The Company anticipates refinancing the additional bank credit with new senior debt, or the securitization of eligible trade accounts receivable.

          The assets acquired include all owned warehouse equipment, furniture, and fixtures of the Market operations, such as forklifts, warehouse racking, office equipment and computers, and software. The Company intends to continue to utilize these assets in the wholesale grocery distribution business in substantially the same manner as used by Bay Area Foods.

   e. USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   f. ACCOUNTING CHANGES

      Beginning in 1995-96, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. SFAS No. 106 requires that companies accrue the projected future cost of providing postretirement benefits during the period that employees render the services necessary to be eligible for such benefits. While the adoption of this standard does have an impact on the Company's reported net income, it does not impact the Company's cash flow because the Company intends to continue its current practice of paying the cost of postretirement benefits as incurred. The Company has elected to recognize the effect of the change to SFAS No. 106 by amortizing the transition obligation of $3,668,682 over 20 years (see
       Note 13).

   g. INVESTMENTS

      Beginning in 1994-95, the Company accounts for investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. The Company's investments are primarily in non-equity securities and their intent is to hold most of these securities until maturity. Sales and redemptions of investments are primarily the result of maturities. Any realized gains or losses are usually the result of immaterial differences between the called amount and amortized cost. The market value of these investments at September 27, 1996 and September 29, 1995 is $46,966,058 and $41,610,228, respectively (see Note 2).

   h. REINSURANCE

      Beginning in 1993-94 the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 113, ACCOUNTING AND REPORTING FOR REINSURANCE OF SHORT-DURATION AND LONG-DURATION CONTRACTS. The Statement requires that transactions relating to reinsurance transactions be reported at gross amounts rather than net amounts. The effect on the consolidated financial statements of the Company is to gross up the insurance liabilities by reclassifying the ceded reinsurance amounts for reinsurance recoverables and prepaid reinsurance premiums as assets. There is no effect or change to the consolidated statement of income as classifications did not change. Net premiums earned continue to be reported as net sales and operations while net losses and loss adjustment expenses continue to be reported as cost of sales.

          In the normal course of business, the Company seeks to reduce the losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Amounts paid for prospective reinsurance are reported as prepaid reinsurance premiums and amortized over the remaining contract period in proportion to the amount of insurance protection provided.

   i. INVENTORIES AND COST OF SALES

      Inventories relate primarily to the distribution segment and are valued at the lower of cost or market. The cost of these inventories is determined under the first-in, first-out (FIFO) method.

          Cost of sales includes primarily the cost of distribution and insurance operations. The distribution segment costs include the purchases of product net of allowances paid and received, less the net advertising department margins, plus the handling allowances made to members based upon the cost of servicing their accounts. The insurance segment costs include losses reported, a provision for losses incurred but not reported and premium refunds.

   j. RESTRICTED ASSETS AND NET ASSETS

      Restricted assets and net assets that may not be transferred to the Parent in the form of loans, advances, or cash dividends by the insurance subsidiary without the consent of state insurance agencies as of September 27, 1996 are as follows:

          Cash and cash equivalents                   $   410,903
          Investments                                  16,417,243
                                                      -----------

          Total                                       $16,828,146
                                                      ===========

      In addition, although not formally restricted, the balance of the investments of $30,212,060 represent assets that have been accumulated for the possible payment of claims against the insurance reserves.

   k. PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment is carried at cost and includes expenditures for new facilities and those which substantially increase the useful lives of the existing plant and equipment. The Company capitalizes interest when applicable as a component of the cost of significant construction projects. No interest was capitalized for the three years ended September 27, 1996.

          Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives are generally as follows:

          Buildings                                   40-75 years
          Building improvements                       Balance of building life
          Warehouse equipment                         5-20 years
          Truck equipment                             3-8 years
          Office equipment                            5-10 years

   l. AMORTIZATION

      Long-term   liability   loan  costs,   software   costs,   goodwill,   and
      non-competition agreements are being amortized and charged to operating expenses on a straight-line basis over five to twenty years.

   m. INCOME TAXES

      The Company and its subsidiaries file a consolidated federal income tax return. Income tax expense is allocated among those companies with taxable income. The Company operates and is taxed as a cooperative. Accordingly, amounts distributed as patronage dividends are not included in its taxable income but are instead taxed to the individual members receiving the patronage dividends. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable income. In 1996 a valuation allowance of approximately $500,000 was considered necessary for the insurance reserves and the state NOL carryovers to reduce the deferred tax asset to the amount expected to be realized. Income tax expense is the combination of the tax payable for the year and the change during the year in net deferred tax assets and liabilities. See Note 9 for details.

   n. EARNINGS PER COMMON SHARE

      The Company's policy is to distribute earnings only in the form of patronage dividends. No dividends have ever been declared on the common stock of the Company, and all earnings not distributed as patronage dividends have been retained. Earnings per common share are not shown because no earnings are available for the purpose of paying dividends on the common stock.

   o. TREASURY STOCK

      The Company uses the par value method of accounting for treasury stock. Under Oregon corporation law, treasury stock must be canceled upon redemption.

   p. COMMON STOCK

      The Company's board policy, subject to change without notice, requires the Company to repurchase on request the number of shares a member owns in excess of 4,000 shares. The excess shares are repurchased over a five year period at the current adjusted book value each year, payable in cash. At September 27, 1996 and September 29, 1995, there were 19,926 and 18,229 shares, respectively, subject to repurchase in the amount of $1,238,202 and $1,084,626, respectively. At September 27, 1996 and September 29, 1995, there were 2,779 and 1,471 shares, respectively, held for possible redemption in the amount of $172,687 and $87,525, respectively.

   q. ADVERTISING COSTS

      The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense for 1996, 1995 and 1994 was $2,593,450, $1,191,436 and $1,027,214, respectively.

   r. STATEMENT OF CASH FLOWS

      For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

   s. RECLASSIFICATIONS

      Certain reclassifications have been made to prior year balances to conform to the current year classification.

2. INVESTMENTS

   Investments are classified and accounted for as follows:

      -   Held-to-maturity securities are reported at amortized cost.
      - Trading securities are reported at fair value, with unrealized gains and losses included in earnings.
      -   Available-for-sale   securities  are  reported  at  fair  value,  with
          unrealized gains and losses excluded from earnings and reported in a separate component of members' equity.

         The amortized cost and estimated fair market values of investments in debt securities and other investments at the balance sheet date are as follows:

                                                      Carrying
                                                     amount and
                                        Number        amortized       Market
   Name of issuer and                 of shares       cost of        value of
   title of each issue                 or units      each issue     each issue
                                      ---------      ----------     ----------
   1996:
   United States Government
    and its agencies                 35,295,000      $35,714,257    $35,918,833

   Any state of the United
    States and its agencies           2,520,000        2,619,934      2,644,354

   Political subdivision of
    a state of the United
    States and its agencies           4,100,000        4,198,701      4,283,334

   Corporate bonds                    4,060,000        4,094,930      4,106,350
                                     ----------       ----------    -----------
   Subtotal - debt securities        46,627,822       46,952,871

   Corporate stock                          298            1,481         13,187
                                                      ----------    -----------
   Subtotal                                           46,629,303     46,966,058

   Unrealized gain on available-
    for-sale securities                                  199,590             --
                                                      ----------    -----------

   Total                                             $46,828,893     $46,966,058
                                                     ===========     ===========
   1995:
   United States Government
    and its agencies                25,350,000       $25,769,781    $26,506,490

   Any state of the United
    States and its agencies          2,840,000         2,979,132      3,018,919

   Political subdivision of
    a state of the United
    States and its agencies          5,995,000         6,201,500      6,319,852

   Corporate bonds                   5,610,000         5,658,984      5,756,735
                                                     -----------    -----------
   Subtotal - debt securities                         40,609,397     41,601,996

   Corporate stock                         298             1,481          8,232
                                                     -----------    -----------
   Subtotal                                           40,610,878     41,610,228

   Unrealized gain on available-
    for-sale securities                                  198,884             --
                                                     -----------    -----------

   Total                                             $40,809,762    $41,610,228
                                                     ===========    ===========

    Investments of debt securities by classification under SFAS No. 115 at September 27, 1996 are as follows:

                                             Gross          Gross        Aggregate
                             Amortized     unrealized     unrealized       fair
                               cost          gains          losses         value
                            -----------   -----------    -----------    -----------
      Held-to-maturity      $36,246,674   $   502,829    $   377,370    $36,372,133
      Available-for-sale     10,381,148       209,817         10,227     10,580,738
                            -----------   -----------    -----------    -----------

      Total                 $46,627,822   $   712,646    $   387,597    $46,952,871
                            ===========   ===========    ===========    ===========

         For the years ended September 27, 1996 and September 29, 1995 (initial year of application) the gross proceeds from the sales of securities available-for-sale were $1,104,720 and $3,607,299, respectively. The gross realized gains from these sales were $4,226 and $142,257, respectively, and gross realized losses were nil. The method used to determine cost when calculating the realized gains was the amortized cost of the specific security sold. There are no gains or losses included in earnings as a result of transfers of securities between categories. There were no securities classified as trading securities during the initial year.

         During the initial year of 1994-95, because of changing market conditions, management decided to transfer certain securities from the held-to-maturity category to the available-for-sale category. The amortized cost of these securities at the time of transfer was $4,751,807 with a related net unrealized gain of $386,834.

         The amortized cost and estimated market value of debt securities at the balance sheet date, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                       1996                         1995

                            -------------------------    -------------------------
                             Amortized        Market      Amortized       Market
                               cost          value          cost          value
                            -----------   -----------    -----------   -----------
   Due in one year or less  $ 4,929,669   $ 4,915,145    $ 5,210,406   $ 5,303,554
   Due after one year
    through five years       27,091,870    27,210,376     19,066,319    19,415,921
   Due after five years
    through ten years        13,445,579    13,658,945     15,783,193    16,324,879
   Due after ten years        1,160,704     1,168,405        549,479       557,642
                            -----------   -----------    -----------   -----------

   Total                    $46,627,822   $46,952,871    $40,609,397   $41,601,996
                            ===========   ===========    ===========   ===========

     When SFAS No. 115 was adopted in 1994-95 it was not applied retroactively to the prior years' financial statements. The cumulative effect of the change in accounting principle as of October 1, 1994 was an unrealized loss of $45,693 charged to retained earnings.

3. ACCOUNTS AND NOTES RECEIVABLE

   These consist of amounts due principally from members at the balance sheet date as follows:
                                                        1996         1995
                                                    -----------  -----------
   Accounts receivable                              $64,638,621  $59,229,982
   Insurance premiums and related balances           12,237,565    8,509,160
   Less allowance for doubtful accounts              (1,140,724)  (1,176,767)
                                                    -----------  -----------
   Net accounts receivable                           75,735,462   66,562,375
                                                    -----------  -----------

   Notes receivable - current portion                 3,072,175    4,224,381
   Less allowance for doubtful notes                   (236,621)     (80,707)
                                                    -----------  -----------
   Net current notes receivable                       2,835,554    4,143,674
                                                    -----------  -----------

   Net current accounts and
    notes receivable                                $78,571,016  $70,706,049
                                                    ===========  ===========

   Notes receivable - non-current portion           $25,588,062  $22,378,000
   Less allowance for doubtful notes                   (873,023)    (427,522)
                                                    -----------  -----------

   Net non-current notes receivable                 $24,715,039  $21,950,478
                                                    ===========  ===========

   The notes receivable from members are generally for periods of two years to ten years at interest rates of 3.00% to 11.00%. The annual maturities for each of the next five fiscal years following September 27, 1996 are as follows:

           Year                              Amount
          -----                           -----------
           1997                           $ 2,325,916
           1998                             2,666,459
           1999                             2,890,812
           2000                             2,933,663
           2001                             2,825,431
           Thereafter                      15,017,956

   The Company performs ongoing credit evaluations of its members' financial condition and maintains allowances for potential credit losses. Actual losses and allowances have been within management's expectations. The provision for doubtful accounts and notes charged to operating expenses for the three years ended September 27, 1996 amounted to $2,063,041, $1,894,189, and $1,992,589, respectively.

4. OTHER NON-CURRENT ASSETS

   Other non-current assets at the balance sheet date consists of the following:
                                                       1996           1995
                                                    -----------   -----------
   Covenant not to compete - net
    of accumulated amortization of
    $1,485,557 in 1996 and $1,232,869
    in 1995                                         $ 1,238,727   $ 1,641,813
   Software - net of accumulated
    amortization of $2,440,207 in
    1996 and $1,737,639 in 1995                       2,070,007     1,582,531
   Loan fees - net of accumulated
    amortization of $700,109 in
    1996 and $682,199 in 1995                           529,818       425,189
   Goodwill - net of accumulated
    amortization of $291,609 in 1996
    and $114,613 in 1995                              1,951,246     1,413,557
   Software in progress                              10,172,326     5,162,152
   Deposits                                           1,082,439       494,252
   Other                                                178,460       949,096
                                                    -----------   -----------

   Total                                            $17,223,023   $11,668,590
                                                    ===========   ===========

5. PROPERTY, PLANT AND EQUIPMENT (at cost)

   Property, plant and equipment as of the balance sheet date consists of the following:
                                                        1996          1995
                                                    -----------   -----------

   Land                                             $ 3,424,677   $ 3,580,477
   Buildings and improvements                        57,907,740    54,103,086
   Warehouse and truck equipment                     33,110,049    37,627,830
   Office equipment                                  13,621,540    11,104,702
   Construction in progress                           4,528,122     1,323,492
                                                    -----------   -----------
   Total property, plant and
    equipment                                       112,592,128   107,739,587
   Less accumulated depreciation                    (43,689,391)  (46,611,815)
                                                    -----------   -----------

   Net property, plant and
     equipment                                      $68,902,737   $61,127,772
                                                    ===========   ===========

   Depreciation  expense for 1996, 1995 and 1994 was $6,629,240,  $5,952,576 and
   $5,609,779, respectively.

6. NOTES PAYABLE - BANK

   Notes payable - bank consists of borrowings on bank lines of credit at a weighted average interest rate of 6.41% at September 27, 1996 and 6.75% at September 29, 1995.

       At September 27, 1996 and September 29, 1995, the Company had unused lines of credit totaling $14,400,000 and $24,500,000, respectively.

       In April of 1993, the Company entered into a three year reverse interest swap agreement with a bank. Under the agreement, the Company receives a fixed rate of 4.40% on $20 million (notional amount) and pays a floating rate based on LIBOR, as determined in six month intervals. The transaction effectively changes a portion of the Company's interest rate exposure from a fixed rate to a floating rate basis, accordingly, all gains or losses have been recognized as adjustments to interest expense. This swap agreement has been entered into with a major financial institution which is expected to fully perform under the terms of the agreement thereby further mitigating the risk from the transaction.

7. LONG-TERM LIABILITIES

   Long-term liabilities at the balance sheet date consists of the following:

                                                   1996           1995
                                               ------------   -----------
   Notes payable - bank:

      Credit agreement notes maturing on
      April 30, 1998 with interest rates
      of 6.24%  per  annum at  September
      27,  1996 and  6.70%  per annum at
      September  29, 1995.  The interest
      rates  ranged  from 6.02% to 6.74%
      in 1996 and from 5.95% to 7.00% in
      1995.                                   $ 44,400,000   $ 17,000,000

   Notes payable - insurance companies:

      Senior  notes   payable  to  seven
      insurance  companies with interest
      rates  of  8.42%   and  9.15%  per
      annum.  Interest  payable monthly.
      Principal    repayments   annually
      commencing  October 1, 1992 in the
      amount  of  $3,336,000   and  each
      October 1 thereafter in the amount
      of  $3,333,000   until  2000;  and
      $4,000,000 due annually  beginning
      in 2001, maturing in full 2005.

                                                36,665,000     39,998,000



                                                   1996           1995
                                               ------------   -----------

   Notes payable - other:

      Capital  stock   residual   notes,
      payable   in   twenty    quarterly
      installments   with   a   variable
      interest rate based on the current
      capital investment note rate.           $  4,225,006    $ 4,239,958

      A  discounted  note payable in the
      original   amount  of   $1,741,265
      without  interest,  discounted  at
      9.90%, payable in two installments
      of $641,265 in 1996 and $1,100,000
      in 1997.                                     935,000      1,528,170

      A covenant  not-to-compete  in the
      original amount of $1,072,008 with
      interest  at  9.90%,   payable  in
      monthly  installments  of  $42,500
      until 2004.                                  951,312      1,022,795

      Four notes with interest at 7.50%
      per annum payable in monthly
      installments of $23,017 beginning
      October 1995 (secured by equipment).         951,780      1,217,712

      Five notes with interest at 7.50%
      per annum payable in monthly
      installments of $24,108 beginning
      October 1995 (secured by equipment).         997,084             --

      Several   capitalized    equipment
      leases,    payable    in   monthly
      installments of $43,853  including
      interest  at 12% to 20% over seven
      to ten years  until 2005  (secured
      by equipment).                             2,123,571             --

      A real  property  contract for the
      purchase  of an  office  building,
      payable     in     180     monthly
      installments  of $2,346  including
      interest  at 12.5% per annum until
      1999 (secured by real property).              66,872         85,386

      Other note payable                                --          2,292

   Mortgage notes (secured by real property):

      A   note    payable   in   monthly
      installments of $41,449  including
      interest at 9% until 1996.                        --        442,243

      A   note    payable   in   monthly
      installments of $31,615  including
      interest at 7.25% until 2013.           $  3,710,663   $  3,816,529

   Redeemable notes and certificates:

      Capital      investment      notes
      (subordinated),  interest  ranging
      from 6.25% to 8%.  Maturity  dates
      range  from 1996 to 2005  which is
      ten years from dates of issue.            54,018,200     50,619,400

      Registered redeemable building
      notes (subordinated), interest
      at 8%.  No fixed maturity date.            3,138,300     3,199,100

      Redeemable transferable notes,
      (subordinated), interest at
      6.50%.  No fixed maturity.                    25,300        25,300
                                              ------------  ------------
      Total                                    152,208,088   123,196,885
      Less current installments                 (9,073,983)   (7,573,215)
                                              ------------  ------------

      Total long-term liabilities             $143,134,105  $115,623,670
                                              ============  ============

   Total maturities of long-term liabilities in each of the next five fiscal years are as follows:

            Year                                      Amount
            ----                                   ------------
            1997                                   $  9,073,983
            1998                                     50,911,311
            1999                                      6,755,475
            2000                                      7,087,769
            2001                                      9,458,923

         The terms of certain financing agreements contain, among other provisions, requirements for maintaining certain financial ratios. Also, a minimum amount of equity must be maintained, subordinated debt restrictions on the sale of assets, and allowable contingent indebtedness. The Company was not in compliance with the fixed charge coverage covenant as of September 27, 1996. The Company will be working with its senior creditors to establish a plan to return to compliance with this ratio and will request the necessary waivers for noncompliance with this particular covenant.

8. INCOME TAXES

   The provision for income taxes for the three years consists of the following:
                                         1996          1995           1994
                                      ----------    ----------     ----------
     Current payable:
      Federal                         $  146,016    $  542,585     $  439,200
      State                               47,640        50,156         86,252
     Deferred:
      Federal                            (95,036)      113,948        506,977
      State                              (24,391)       67,780        (32,088)
                                      ----------    ----------     ----------

     Total                            $   74,229    $  774,469     $1,000,341
                                      ==========    ==========     ==========

     The effective income tax rate for the three years ended September 27, 1996 does not correspond with the Federal tax rate. The reconciliation of this rate to the effective income tax rate is as follows:

                                          1996         1995           1994
                                      ----------    ----------     ----------

     Statutory income tax rate (34%)  $   82,934    $  732,181     $  871,668
     State income taxes, net of
     Federal income tax benefit           31,443        33,103         56,926
     Tax exempt interest                 (97,712)     (133,622)      (158,673)
     Refunds as a result of carrybacks      --         (64,954)          --
     Prior year under accrual               --            --          179,235
     Other                                57,564       207,761         51,185
                                      ----------    ----------     ----------

     Income tax expense               $   74,229    $  774,469     $1,000,341
                                      ==========    ==========     ==========

     Effective income tax rate             30.4%         36.0%          39.0%
                                            ====          ====           ====

   The significant components of the deferred income taxes - current asset and non-current liability as of the balance sheet date are as follows:

                                           1996          1995
                                        ----------    ----------
   Deferred income taxes current asset:
     Insurance reserves                 $  785,964    $1,041,485
     Inventories                           839,507       746,442
     Unearned insurance premiums           571,239       508,089
     Allowance for doubtful accounts       294,566       420,530
     Other   (173,504)                    (179,223)
                                        ----------    ----------

   Total                                $2,317,772    $2,537,323
                                        ==========    ==========


                                           1996          1995
                                        ----------    ----------
    Deferred income taxes - non-current liability:
      Accumulated depreciation          $5,017,128    $5,070,833
      Deferred income                     (634,029)     (345,898)
      Allowance for doubtful notes        (401,818)     (233,679)
      Deferred compensation               (174,550)     (174,550)
      Alternative minimum tax
       (AMT) credit                       (446,739)     (611,439)
      Other                                (47,725)      (54,020)
                                        ----------    ----------

    Total                               $3,312,267    $3,651,247
                                        ==========    ==========

    Net amount by tax paying component:
     Federal                            $  597,823    $  692,860
     State                                 396,672       421,064
                                        ----------    ----------

    Total                               $  994,495    $1,113,924
                                        ==========    ==========

    The significant components of deferred income tax expense for the three years are as follows:
                                           1996        1995           1994
                                        ----------  ----------     ----------
    Decrease (increase) in deferred
     income taxes - asset               $  219,551  $  274,590     $   11,915
    (Decrease) increase in
     deferred income taxes -
     liability after applying
     AMT credit                           (338,980)    (92,862)       462,974
                                        ----------  ----------     ----------

    Total                               $ (119,429) $  181,728     $  474,889
                                        ==========  ==========     ==========

     The Company has net operating loss carryovers of approximately $5,000,000 to apply against future years' State income taxes, expiring in years 2007 through 2011. These operating loss carryovers are the result of the insurance company subsidiary being required to file a separate calendar year State tax return and not giving the parent the benefit of this offset on its State tax return. The Company also has unused State energy tax credits of approximately $45,000, expiring in 1998.

9.  MEMBERS' PATRONAGE DIVIDENDS

    The Company's income from sales to members, before income taxes and patronage dividends, is available, at the discretion of the Board of Directors, to be returned to the members in the form of patronage dividends. As of year end, the Board of Directors voted to distribute the following in patronage dividends:
                                          1996         1995          1994
                                      -----------  -----------   -----------
     Payable in cash and shown as
      a current liability             $ 3,200,110  $ 6,646,867   $ 6,865,736
     Distributable in the form
      of common stock                     799,890    1,703,133     1,864,432
                                      -----------  -----------   -----------

     Total                            $ 4,000,000  $ 8,350,000   $ 8,730,168
                                      ===========  ===========   ===========

10.  REINSURANCE

     Reinsurance amounts reflected in the financial statements are as follows:
                                          1996         1995
                                      -----------  -----------
     For the balance sheet:
      Reinsurance recoverable for
       ceded losses                   $ 6,496,713  $ 5,081,542
      Prepaid reinsurance premiums      2,831,215    2,050,101
                                      -----------  -----------

     Total                            $ 9,327,928  $ 7,131,643
                                      ===========  ===========

                                          1996         1995          1994
                                      -----------  -----------   -----------
     For the income statement:
      Premiums written:
       Gross                          $28,987,953  $27,808,928   $23,992,639
       Assumed                            567,243      698,280       860,953
       Ceded                           (8,184,619)  (7,364,002)   (6,652,410)
                                      -----------  -----------   -----------

     Net premiums written             $21,370,577  $21,143,206   $18,201,182
                                      ===========  ===========   ===========

          Percentage of amount assumed
          to net                             2.65%        3.30%         4.73%
                                             ====         ====          ====

     Premiums earned:
      Gross                           $26,515,356  $26,719,189   $23,736,321
      Assumed                             598,048      718,692       829,978
      Ceded                            (7,403,505)  (6,708,155)   (6,505,887)
                                      -----------  -----------   -----------

     Net premiums earned              $19,709,899  $20,729,726   $18,060,412
                                      ===========  ===========   ===========

          Percentage of amount assumed
          to net                             3.03%        3.47%         4.60%
                                             ====         ====          ====


     Reinsurance contracts do not relieve the Company from its obligation to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

                                          1996         1995          1994
                                      -----------  -----------   -----------
     Expenses:
      Losses and loss adjustment
       expenses                       $18,051,136  $21,000,749   $15,079,858
      Reinsurance recoveries           (4,616,616)  (5,511,850)   (3,389,844)
                                      -----------  -----------   -----------

     Net losses and loss
      adjustment expenses             $13,434,520  $15,488,899   $11,690,014
                                      ===========  ===========   ===========

11.  SEGMENT REPORTING

     The Company has two operating segments which are located primarily in the Pacific Northwest. The distribution segment includes all operations relating to wholesale grocery and related product sales, retail grocery sales, service department revenues, and financing income and fees. The insurance segment includes all operations relating to insurance underwriting, commissions, and reinsurance primarily to provide workers' compensation and property-casualty coverage.

     A summary of information about the Company's operations by segment before intersegment eliminations for the three years is as follows:

                                  1996            1995             1994
                             --------------  --------------   --------------
     Net sales and operations:
      Distribution           $1,283,119,244  $  996,966,961   $  936,266,067
      Insurance                  20,095,633      22,794,952       18,788,523
      Less intersegment
        insurance sales and
        expenses                 (1,708,211)     (1,513,457)        (834,240)
                             --------------  --------------   --------------
     Total                   $1,301,506,666  $1,018,248,456   $  954,220,350
                             ==============  ==============   ==============

     Income before allowances, dividends, income taxes and accounting change:
       Distribution          $   13,351,190  $   18,889,425   $   19,791,157
       Insurance                  2,480,300       3,127,833        2,952,047
                             --------------  --------------   --------------
     Total                   $   15,831,490  $   22,017,258   $   22,743,204
                             ==============  ==============   ==============


                                  1996            1995             1994
                             --------------  --------------   --------------
     Total assets:
      Distribution           $  314,180,675  $  260,365,677   $  243,267,148
      Insurance                  69,963,279      63,698,155       64,923,598
                             --------------  --------------   --------------
     Total                   $  384,143,954  $  324,063,832   $  308,190,746
                             ==============  ==============   ==============

     Depreciation expense:
      Distribution           $    6,442,124  $    5,770,681   $    5,408,896
      Insurance                     187,124         181,895          200,883
                             --------------  --------------   --------------
     Total                   $    6,629,248  $    5,952,576   $    5,609,779
                             ==============  ==============   ==============

     Capital expenditures:
      Distribution           $   16,151,402  $   10,096,516   $    5,161,425
      Insurance                      79,735         275,224           93,157
                             --------------  --------------   --------------
     Total                   $   16,231,137  $   10,371,740   $    5,254,582
                             ==============  ==============   ==============

     For net sales and  operations  during the three years ended  September  27,
     1996, wholesale grocery sales (primarily to members) accounted for approximately 95% of the distribution total. Premium revenue (primarily from members) accounted for approximately 95% of the insurance total.

12.  RETIREMENT PLANS

     TThe Company has a Company-sponsored pension plan that covers substantially all of its salaried employees. The Company also has separate Company-sponsored 401(k) plans for salaried and union employees. The
     Company has made annual contributions to the plans equal to the amount annually accrued for pension expense. The Company's funding policy is to satisfy the funding requirements of the Employees' Retirement Income Security Act.

          The Company also participates in several multi-employer pension plans for the benefit of its employees who are union members. The data available from administrators of the multi-employer plans is not sufficient to determine the accumulated benefit obligation, nor the net assets attributable to the multi-employer plans in which the Company's union employees participate.

          The financial statements include pension expense for the Company-sponsored pension plan as determined using Statement of Financial Accounting Standards (SFAS) No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS. The effect of SFAS No. 87 was an increase of pension expense in the amount of $191,893 for 1996, and a decrease of $362,794 for 1995 and $546,894 for
     1994. The Company's unrecognized net asset resulting from the initial application of SFAS No. 87 of $3,027,024 is being amortized over eighteen years with a remaining balance of $1,547,153 as of September 27, 1996.

          In determining the actuarial present value of the projected benefit obligation, a discount rate of 8% and a future maximum compensation increase rate of 4% were used. The expected long-term rate of return on assets was 8%.

          Pension costs for all plans for the three years consist of the following:
                                          1996         1995           1994
                                      -----------  -----------    -----------
    Company-sponsored:
    Service costs of benefits
      earned                          $   952,126  $   945,413    $   918,423
    Interest cost on the projected
      benefit obligation                1,667,852    1,557,954      1,448,447
    Expected return on plan assets     (1,932,053)  (1,713,673)    (1,688,595)
    Net amortization of unrecognized
      net asset                          (168,168)    (168,168)      (168,168)
    Unrecognized net gain                 (37,901)        --           (4,414)
    Unrecognized prior service
      cost                                 61,478       61,478         73,760
                                      -----------  -----------    -----------

    Net salaried pension cost             543,334      683,004        579,453

    Multi-employer plan costs           3,326,359    2,590,269      2,395,300
    Matching costs of 401(k) plans        290,518      384,282        391,605
                                      -----------  -----------    -----------

    Total pension expense             $ 4,160,211  $ 3,657,555    $ 3,366,358
                                      ===========  ===========    ===========

          The following table sets forth the Company-sponsored plan's funded status as of year end:
                                          1996         1995           1994
                                      -----------  -----------    -----------
    Actuarial present value of benefit obligations:
      Vested                          $14,458,251  $14,997,208    $13,337,570
      Non-vested                          985,366      927,101        823,015
                                      -----------  -----------    -----------
      Accumulated benefit
        obligation                     15,443,617   15,924,309     14,160,585
      Effect of projected future
       compensation levels              5,837,535    4,767,286      4,881,117
                                      -----------  -----------    -----------
    Projected benefit obligation       21,281,152   20,691,595     19,041,702
    Plan assets at fair value,
     primarily listed stocks, fixed
     income, and bond and equity
     funds                             27,252,210   24,482,376     22,030,725
                                      -----------  -----------    -----------
    Excess of plan assets over
     projected benefit obligation       5,971,058    3,790,781      2,989,023
    Unrecognized prior service cost       655,515      716,993        778,471
    Unrecognized net gain              (4,802,538)  (2,745,049)    (1,422,307)
    Unrecognized net asset, net of
     amortization                      (1,561,167)  (1,729,335)    (1,897,503)
                                      -----------  -----------    -----------

    Prepaid pension cost              $   262,868  $    33,390    $   447,684
                                      ===========  ===========    ===========

          In addition to providing pension benefits, the Company provides certain medical benefits for certain salaried retirees, spouse and eligible dependents. Employees who were hired prior to January 1, 1989, the last eligibility date, and have met the Company's minimum service requirements, become eligible for these benefits. The medical benefits available are non-contributory in nature, and it is the Company's practice to fund these benefits as incurred.

          Postretirement benefit costs for 1996 were $491,993, which is comprised of $52,361 for service costs, $270,543 for interest cost and $169,089 for the amortization of the transition obligation. The Company's unrecognized transition obligation resulting from the initial application of SFAS No.106 of $3,668,682 is being amortized over twenty years and has a remaining balance of $3,499,593 as of September 27, 1996. The assumed health care cost trend used to measure the expected cost of benefits was 10% in year one, decreasing 1% per year to a minimum rate of 4%. Prior to adopting SFAS No. 106, postretirement benefits were expensed as claims were paid, and amounted to approximately $349,000 and $356,000 for 1995 and 1994, respectively.

13. LEASES

     The Company is obligated under one hundred and twenty-seven significant leases in 1996. Fifty-one of these leases are for twenty to twenty-five years with renewal options and involve supermarket properties which are subleased to members. Six of these leases are subleased to affiliated companies. The remaining leases represent property and equipment used by the Company. The leases expire at various dates, the last expiring in 2022. Rental expense for the three years consists of the following:

                                       1996           1995            1994
                                   -----------    -----------     -----------
          Minimum rentals          $19,463,073    $15,252,948     $13,690,702
          Less sublease income      (6,873,099)    (6,549,338)     (5,971,461)
                                   -----------    -----------     -----------

          Net rental expense       $12,589,974    $ 8,703,610     $ 7,719,241
                                   ===========    ===========     ===========

     The following is a schedule by years showing future minimum rental payments
     required   under   operating   leases  that  have   initial  or   remaining
     non-cancelable lease terms in excess of one year as of September 27, 1996:

            Fiscal                   Minimum       Minimum            Net
             year                  payments (A)  receipts (B)       minimum
          ---------                ------------  ------------    ------------
          1996-1997                $ 21,279,652  $  7,904,468    $ 13,375,184
          1997-1998                  20,060,119     8,923,638      11,136,481
          1998-1999                  18,556,581     8,859,209       9,697,372
          1999-2000                  17,548,978     8,664,809       8,884,169
          2000-2001                  16,884,746     8,502,442       8,382,304
          Later years               143,943,281    94,120,970      49,822,311
                                   ------------  ------------    ------------

          Total                    $238,273,357  $136,975,536    $101,297,821
                                   ============  ============    ============

                                     Minimum       Minimum            Net
                                   payments (A)  receipts (B)       minimum
                                   -----------   -----------     -----------
     Summary:
     Building leases               $229,625,277  $136,122,368    $ 93,502,909
     Equipment leases                 8,648,080       853,168       7,794,912
                                   ------------  ------------    ------------

     Total                         $238,273,357  $136,975,536    $101,297,821
                                   ============  ============    ============

     (A) Minimum payments are those required by the Company over the terms of the significant leases.

     (B) Minimum receipts are those to be received by the Company from sublease agreements.

          The Company has sale-leaseback transactions for four cash and carry outlets. The sales resulted in deferred gains of approximately $1,200,000 which are being amortized over the leaseback period of fifteen years. The total remaining lease commitments are approximately $3,940,000 over fourteen years with an annual rental of approximately $310,000.

14. SUPPLEMENTAL CASH FLOW INFORMATION

                                       1996            1995           1994
                                   -----------     -----------    -----------
    Supplemental disclosures:
     Cash paid during the
      year for:
       Interest                    $14,546,216     $11,753,143    $ 8,898,144
       Income taxes - net
         of refunds                    278,730         341,836        336,810

    Supplemental schedule of noncash investing and financing activities:
      Patronage dividends payable
       in common stock                 799,890       1,703,103      1,864,432
      Exchange of member loan
       for equity interest in
       affiliate                     3,250,000            --             --

15. AFFILIATED COMPANIES

    The Company owns interests in three separate affiliates which are accounted for on the equity method. All of these affiliates are in the grocery distribution business. One affiliate is a vendor that provides private label brand merchandise. The other affiliates operate retail grocery stores and are also members of the Company.

         An approximate summary of accounts aggregate transactions with these affiliates is as follows:
                                       1996            1995
                                   ------------    -----------
        For the balance sheet:
         Equity interest           $ 12,477,000    $ 8,392,000
         Accounts receivable          3,800,000      4,820,000
         Notes receivable             2,853,000      6,440,000
         Accounts payable            (5,259,000)    (4,930,000)
         Undistributed earnings       1,975,000      1,416,000

                                       1996            1995          1994
                                   ------------    -----------   -----------
        For the income statement:
         Increase in equity
          investments              $  3,517,000    $   607,000   $ 6,094,000
         Sales                     (129,855,000)   (91,447,000)  (22,945,000)
         Purchases                  111,348,000     97,541,000    89,179,000
         Volume incentive rebate     (2,931,000)    (1,707,000)   (1,561,000)
         Refunds, rebates and
           allowances                 2,570,000      3,013,000       701,000
         Equity interest
          income (loss)                 568,000        (47,000)     (192,000)

    These affiliates and the Company's percentage of ownership are as follows:

        Western Family Holding Company                           22%
        C & K Market, Inc.                                       22%
        R.A.F. Limited Liability Company                         94%
        North State Grocery, Inc.                                26%
        West Linn Foods Marketplace, L.L.C.                      20%
        Willamette Foods Marketplace, L.L.C.                     49%

    All of these affiliates are privately held companies for which no ready market values are available. In management's opinion, the equity interest as stated is equal to or less than the fair value of their interest in these affiliates.

16. CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, store financing loans and trade accounts receivable.

         The Company holds its cash and cash equivalents in several banks located in the Pacific Northwest and a zero balance bank account located in the Midwest. Each bank is covered by FDIC insurance; balances in excess of coverage are not insured.

         As a cooperative, the majority of the Company's accounts receivable represent sales to its members who are located throughout the Pacific Northwest. These accounts are not generally secured by collateral but each member has stock holdings in the Company as well as patronage rebates which the Company could apply against account balances.

         The Company makes store financing loans to members from time to time mainly to finance the acquisition of grocery store properties and equipment. These loans are represented by notes receivable which are secured by collateral consisting of personal property, securities and guarantees. See
    Note 18.a. for sale of notes subject to limited recourse provisions.

         The insurance subsidiaries have investments primarily in federal securities and state municipal bonds which are backed by the full faith and credit of the respective governmental agency. See Note 2 for investment details.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

         The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         CASH AND CASH EQUIVALENTS, INVESTMENTS MAINTAINED FOR INSURANCE RESERVES AND LONG-TERM NOTES RECEIVABLES INCLUDING THE CURRENT PORTION: The carrying amounts reported in the balance sheet for cash and cash equivalents and long-term receivables approximate their fair value.

         INVESTMENT IN AND ACCOUNTS WITH AFFILIATED COMPANIES: It is not practicable to estimate the fair value of an investment representing the common stock of a non-public company because this stock is not traded; that investment is carried at its original cost plus equity in earnings to date in the consolidated balance sheet.

         NOTES  PAYABLE  - BANK AND  LONG-TERM  LIABILITIES,  INCLUDING  CURRENT
    MATURITIES: The carrying amounts of commercial paper and other variable-rate debt instruments approximate their fair value. The fair values of fixed-rate long-term debt are estimated using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowing arrangements. The assumed incremental borrowing rates used to determine the fair value of fixed-rate long-term debt were 7.50% to 8.30% and 7.50% to 8.00% for 1996 and 1995, respectively.

         INSURANCE RESERVES SUPPORTED BY INVESTMENTS: The fair value of insurance accruals, which represent contractual obligations to pay cash in the future, is estimated based on a discounted cash flow analysis using the Company's incremental borrowing rate as the discount rate.

         The carrying amounts and fair values of the Company's financial instruments at the balance sheet date are as follows:

                                                      1996                                1995
                                           ---------------------------         ----------------------------
                                             Carrying           Fair             Carrying           Fair
                                             amounts           values             amounts          values
                                           -----------      -----------        -----------      -----------
      Cash and cash equivalents            $16,509,866      $16,509,866        $13,045,456      $13,045,456
      Investments maintained for
       insurance reserves                   46,828,893       46,966,058         40,809,762       41,610,228
      Long-term notes receivable,
       including the current
       portion                              28,660,237       28,165,237         26,602,381       26,302,381
      Investment in and accounts
       with affiliated companie             12,477,107       12,477,107          8,392,281        8,392,281
      Notes payable - bank                  61,173,867       61,173,867         48,515,543       48,515,543
      Insurance reserves supported
       by investments                       29,561,657       29,561,657         29,958,678       29,958,678
      Long-term liabilities,
       including current maturities        152,208,088      153,560,695        123,196,885      124,416,290

18.  COMMITMENT AND CONTINGENCIES

     a. The Company has entered into various agreements under which it sells certain of its notes receivable from members subject to limited recourse provisions. These notes are secured by collateral which usually consists of personal property, securities and guarantees. The Company in turn receives a monthly service fee. In 1996, 1995 and 1994, the Company sold notes totaling approximately $10,549,000, $20,800,000 and $8,600,000, respectively. The balances of transferred notes that were outstanding and subject to recourse provisions were approximately $27,426,000, $28,537,000 and $13,652,000 at September
          27, 1996, September 29, 1995 and September 30, 1994, respectively.

     b. In connection with its loan activities to members, the Company has approved loan applications totaling approximately $16,528,900 for which funds have been committed, but not disbursed, as of September 27, 1996.

     c. The Company is guarantor of a covenant and a loan by members as of September 27, 1996 totaling approximately $2,137,000 with annual payments of approximately $291,000.

     d. The Company is in labor negotiations with several of its unions, whose contract expired in April, 1996. If the Company is unable to reach a negotiated settlement, it is likely that a strike would occur which would depress volumes and cause plant efficiencies to suffer.

     e. The Company is a party to various litigation and claims arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company expects that the outcome of these matters will not result in a material adverse effect on the Company's consolidated financial position or results of operations.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

OVERVIEW

During fiscal year 1996 net sales and operations increased 27.8% to $1,301.5 million. This compares to an 6.7% increase in 1995 to $1,018.2 million. Income before members' allowances, patronage dividends, and income taxes decreased $6.2 million to $15.8 million (1.22% of sales). This compares to $22.0 million (2.16% of sales) and $22.7 million (2.38% of sales) in 1995 and 1994 respectively.

     In December, 1995, United acquired the assets and related business of the wholesale division of Bay Area Foods, Inc., doing business as Market Wholesale Grocery. During 1996, gross revenues from the acquired operations were approximately $249.2 million. Total assets at year end from the acquired operations amounted to $47.6 million, and the Company's net investment in the assets was approximately $34.0 million.

     During 1996, the increase in net sales and operations was primarily attributable to the distribution segment which enjoyed increased food service distribution unit volume and increased sales from the Company's acquisition of the wholesale business (Market Wholesale Grocery) of Bay Area Foods, Inc. These gains were off set by decreased premium income in the insurance segment, lower volume from member owned retail stores, and lower unit volume in the distribution segment's member business.

     In 1996, the Company had increased profits within its distribution segment from its food service and other nonmember distribution segment operations, and lower operating losses at company-owned retail stores. Within the insurance segment, profits increased from the agency and underwriting operations. These profit gains were offset by increased operating expenses in the distribution segment due to cost inflation and system integration activities. Profit gains were also impacted by higher interest expenses due to increased average levels of debt caused by the Market Wholesale acquisition and increased software investments.

     During 1995, the increase in net sales and operations was primarily attributable to the distribution segment. In addition, the insurance segment generated increased sales primarily due to increased premium volume from growth in policies issued. These gains in sales were offset by lower sales from company-owned retail stores. In 1995, the Company had increased profits within its distribution segment from its Cash & Carry and other nonmember distribution segment operations, and lower operating losses at company-owned retail stores. Within the insurance segment, profits increased from agency operations and lease insurance activities. These profit gains were offset by higher interest expenses, increased operating expenses in the distribution segment, and increased property losses in Grocers Insurance Company.

NET SALES AND OPERATIONS

During 1996, sales of the Company's distribution segment increased 30.5% to $1,275.0 million. The sales gain was primarily due to volume realized from acquired operations and increased food service distribution unit volume. Price changes during 1996 impacted warehouse sales by approximately 2.1%.

     Food service distribution increased 15.4% to $271.8 million compared to $235.5 million in 1995. Sales at new units and business acquired in 1995 contributed 9.1% to the sales increase. Sales at company-owned retail stores, which are primarily acquired as a result of store finance operations, decreased $20.1 million to $22.4 million. During the year, the company acquired one store and disposed of three stores. As a net result, the number of company-owned retail stores decreased by two stores.

     In 1996, the insurance segment's net insurance premiums, commissions, and fees decreased $2.7 million to $20.1 million. The decrease was primarily attributed to increased unearned premium reserves in the Company's workman's compensation business, and increased reinsurance expenses associated with the increase in business mix towards larger volume accounts. Policy premiums increased approximately $1.1 million despite declining rates in workman's compensation, and flat rates in property and casualty lines of business.

GROSS OPERATING INCOME

Gross operating income increased to $174.3 million (13.4% of sales) in 1996 from $148.2 million (14.6% of sales) in 1995, and $137.5 million (14.4% of sales) in 1994. Gross operating income from the acquired operations of Market Wholesale contributed $26.6 million to gross operating income. The Company's gross operating income also increased due to higher unit sales in food service distribution, and improved loss experience in Grocers Insurance Company. These improvements were off set by lower gross operating income from retail stores owned by the Company due to a lower number of stores.

     In 1996, loss and loss adjustment expenses were 68.7% of total premium income, compared to 74.7% and 64.7% in 1995 and 1994, respectively. The improvement in loss experience resulted from the absence of major property and casualty losses during the year, and continued improvement in loss experience in the workman's compensation area.

OPERATING, SELLING AND ADMINISTRATIVE EXPENSES

In 1996, operating, selling, and administrative expenses increased $29.3 million to $141.2 million (11.0% of sales). In 1995 and 1994, these expenses were $111.8 million (11.0% of sales), and $103.5 million (10.9% of sales), respectively. Operating expenses associated with the acquired operations of Market Wholesale were $23.7 million of the increase.

The components of these expenses are summarized below:

                                                    Percent of Total Sales
                                                     1996    1995     1994
Salaries & Wages                                      5.8     6.1      6.0
Rents, Maintenance, and Repairs                       1.8     1.8      1.7
Taxes, Other Than Income                              0.9     0.8      0.9
Utilities, Supplies, and Services                     1.2     1.1      1.6
Other Expenses                                        1.1     1.0      0.5
Provision for Doubtful Accounts                       0.2     0.2      0.2
--------------------------------------------------------------------------
Total                                                11.0    11.0     10.9
==========================================================================

     During 1996, total operating, selling, and administrative expenses increased primarily due to higher unit volume in both the distribution and the insurance segments, and as a result of the acquired operations of Market Wholesale. Operating expenses associated with the acquired operations of Market Wholesale were $23.7 million of the increase in total operating, selling, and administrative expenses. Excluding the impact from Market Wholesale, operating, selling, and administrative expenses changed due to increases in salaries, telephone, temporary labor, maintenance and repairs, and other taxes.

     Insurance segment operating expenses decreased to 38.5% of segment net sales and operations. In 1995 and 1994, insurance segment operating expenses were 32.3% and 36.3% of segment net sales and operations, respectively. Operating expenses increased due to the opening of new offices in other states during the year.

     Provision for doubtful accounts was $2.1 million (0.2% of sales) in 1996. This compares to $1.9 million (0.2% of sales) and $2.0 million (0.3% of sales) in 1995 and 1994, respectively.

     Interest expense increased $2.0 million to $14.8 million (1.1% of sales) in 1996. This increase was primarily due to the debt associated with the Market Wholesale acquisition.

MEMBER ALLOWANCES AND DIVIDENDS

In 1996, total member allowances and dividends decreased $4.3 million to $15.6 million (1.2% of sales). In 1995, total member allowances and dividends decreased 1.6% to $19.9 million (2.0% of sales).

     Total member allowances and dividends as a percent of member sales decreased to 2.15% in 1996, compared to 2.84% in 1995, and 2.90% in 1994.

NET INCOME AND INCOME TAXES

In 1996, income before taxes was $0.2 million compared to $2.2 million (0.2% of sales) in 1995 and $2.6 million (0.3% of sales) in 1994.

     Net income after taxes was $0.2 million in 1996, a decrease of $1.2 million from $1.4 million (0.1% of sales) and $1.6 million (0.2% of sales) in 1995 and 1994, respectively.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATING ACTIVITIES

     In 1996, the Company generated $6.2 million in cash in its operating activities. Increases in accounts receivable, inventories, and information services platform investments were the major factors contributing to the use of cash in operations.

CASH FLOW FROM INVESTING ACTIVITIES

In 1996, the Company used $40.2 million in its investing activities, an increase of $37.3 million from the $2.9 million used in 1995. The acquisition of Market Wholesale accounted for $34.0 million in 1996. Purchases of property and equipment increased to $16.2 million in 1996 from $10.4 million in 1995.

     In fiscal year 1996, anticipated capital expenditures will approximate $7.0 million, representing $1.0 million in replacement assets, $3.0 million for new Cash & Carry units, and $3.0 million in continuing investments in upgraded operations software.

CASH FLOW FROM FINANCING ACTIVITIES

In 1996, the Company provided $37.5 million from its financing activities by increasing its levels of senior debt to fund its operations.

CAPITAL STRUCTURE AND RESOURCES

The following table summarizes the Company's capital structure for the last two years:

                                                Year Ended
                                  September 27, 1996     September 29, 1995
                                     $000         %          $000           %
-----------------------------------------------------------------------------
Average Short Term Borrowings    $ 56,740      22.7       $42,632        20.6

End of Year Amounts:
Senior Term Debt                   95,027      38.0        68,135        32.9
Subordinated debt                  57,181      22.8        53,844        26.0
Equity                             41,259      16.5        42,357        20.5
-----------------------------------------------------------------------------
Total                            $250,207     100.0      $206,968       100.0
=============================================================================

     In 1996, the Company's working capital increased $6.7 million to $59.2 million. The Company's main sources of funds include earnings, member capital stock, capital investment notes, bank debt, and note purchase programs. As of September 27, 1996, the Company had $14.5 million in unused credit lines available. In addition, the Company had $10.7 million available under its Note Purchase Agreement.

     The Company purchased the net assets of the wholesale operations of Bay Area Foods, Inc., on December 14, 1995, for approximately $21 million. Funding for the acquisition was provided by increased bank credit. The Company anticipates refinancing with asset reductions or the securitization of eligible trade accounts receivable.

     Grocers Insurance Company investments are held to support the payment of claims. These investments are not available to the Company to meet its capital needs due to restrictions imposed by insurance regulators regarding intercompany loans and advances.

     In addition, state regulators require that Grocers Insurance Company maintain minimum amounts of capital and surplus. As a result of these regulatory requirements, $5.0 million of Grocers Insurance Company's equity may not be paid as dividends to the Company.

     At September 27, 1996, the Company was not in compliance with its fixed charge financial covenant. That covenant requires the Company maintain a minimum coverage of fixed charges of 1.4 to 1.0. At September 27, 1996, the fixed charge coverage ratio was 1.2 to 1.0. The Company will be working with its senior creditors to establish a plan to return to compliance with this ratio, and will request the necessary waivers of the covenant. In connection with the above, certain terms and conditions of the senior credit agreements could change.

           INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
United Grocers, Inc.

     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements included in United Grocers, Inc.'s annual report to stockholders incorporated by reference in this Form 10-K, and have issued our report thereon dated December 12, 1996. Our audits were made for the purpose of forming an opinion on those financial statements taken as a whole. The pro forma consolidated schedules of income for the years ended September 27, 1996 and September 29, 1995 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, we express no opinion on it.




                            /s/ DeLap, White & Raish

                            DELAP, WHITE & RAISH
                            Certified Public Accountants

Portland, Oregon
December 12, 1996


UNITED GROCERS, INC. AND SUBSIDIARIES

                                      PRO FORMA CONSOLIDATED SCHEDULES OF INCOME
                           YEARS ENDED SEPTEMBER 27, 1996 AND SEPTEMBER 29, 1995


                                                  1996              1995
                                             --------------    --------------
Net sales and operations                     $1,352,302,776    $1,326,522,799
                                             --------------    --------------

COST AND EXPENSES:
Cost of sales                                 1,172,830,590     1,149,986,553
Operating expenses                              130,089,635       126,054,112
Selling and administrative expenses              15,997,692        11,705,432
Depreciation                                      6,631,292         6,392,862

INTEREST:
Interest expense                                 14,825,357        14,175,652
Interest income                                  (4,162,561)       (4,494,053)
                                             --------------    --------------
Interest expense, net                            10,662,796         9,681,599
                                             --------------    --------------

Total costs and expenses                      1,336,212,005     1,303,820,558
                                             --------------    --------------

Income before members' allowances and
 patronage dividends, and income taxes           16,090,771        22,702,241

Members' allowances                             (11,604,949)      (11,513,784)

Members' patronage dividends                     (4,000,000)       (8,350,000)
                                             --------------    --------------

Income before income taxes                          485,822         2,838,457

Provision for income taxes                         (185,052)       (1,021,063)
                                             --------------    --------------

NET INCOME                                   $      300,770    $    1,817,394
                                             ==============    ==============


This pro forma presentation attempts to show United Grocers, Inc. and Market combined and operating as one business unit using historical financial statements as if the transaction had been consummated at the beginning of the year that ended September 29, 1995. (See Note 1.d. of the notes to consolidated financial statements for more details of this transaction.)

     The accompanying independent auditor's report on supplemental information should be read as part of this schedule.